UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Intersections Inc.

(Name of Subject Company)

Intersections Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

Duane L. Berlin

Chief Legal Officer, General Counsel

3901 Stonecroft Boulevard

Chantilly, Virginia 20151

(703) 488-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Persons Filing Statement)

With a copy to:

Todd E. Lenson, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10033

(212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended and as may be further amended or supplemented from time to time, the “Schedule 14D-9”) filed by Intersections Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 29, 2018, relating to the offer by WC SACD One Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of WC SACD One Parent, Inc., a Delaware corporation (“Parent”, and together with the Purchaser, collectively, the “Purchaser Group”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, at $3.68 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (as amended and as may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO of the Purchaser Group and certain other filing persons filed with the Commission on November 29, 2018, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

The eighth paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “On March 1, 2018” is amended and restated in its entirety as follows:

“On March 1, 2018, we engaged a corporate advisory firm, Stonegate Capital Partners, Inc. (“Stonegate”), as non-exclusive placement agent to initiate and coordinate institutional investor meetings and road shows for the purpose of raising capital. In addition, management contacted on its own a number of banks and other equity or mezzanine capital providers. Together with Stonegate, from March through June 2018, 185 potential lenders and investors were contacted (none of whom were affiliates with the Purchaser Group), resulting in management’s holding 37 informational conference calls and in-person meetings, and of these parties, 18 signed non-disclosure agreements with the Company. Stonegate was not paid any fees pursuant to their advisory and placement agency agreement entered into with the Company on March 1, 2018. The Company previously engaged Stonegate pursuant to an advisory services agreement entered into on November 3, 2017, pursuant to which Stonegate agreed to provide ongoing investor relations consultation, initiate research coverage, and coordinate targeted institutional investor meetings and roadshows and similar services. The advisory services agreement provided that the Company would pay to Stonegate an amount equal to $5,000 as an up front, initial, earned retainer for this first month of the agreement, and $5,000 for each of the subsequent two months thereafter. Following that, the Company could elect to reduce the level of services from Stonegate in conjunction with a mutually agreed reduction in the monthly fee, which would remain at least $3,000 per month. In connection with the services provided under the 2017 advisory services agreement, the Company paid a total of $70,000 in fees, and also reimbursed Stonegate for out of pocket expenses associated with travel for investor meetings of $5,231. Stonegate has not performed past services for any parties to the Merger Agreement during the past two years.”

The eleventh paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “As a result of our initial fund-raising efforts” is amended and restated in its entirety as follows:

“As a result of our initial fund-raising efforts, on March 21, 2018, we entered into a non-disclosure agreement with an alternative investment fund (“Fund A”). The non-disclosure agreement with Fund A contained a standstill provision that prohibited Fund A from making certain proposals to acquire the Company for a term of two years following termination of the non-disclosure agreement, and also prohibited Fund A from requesting a waiver or modification of any provision of the standstill provision. This standstill provision expired by its terms upon the announcement of the transactions contemplated by the Merger Agreement. On April 20, 2018, we entered into a non-binding term sheet with Fund A to provide the Company with up to $25.0 million of total capital, consisting of a $15.0 million senior secured term loan and up to $10.0 million of junior convertible securities, subject to customary conditions, including satisfactory completion by Fund A of financial and legal due diligence. The term sheet provided Fund A with a 30-day exclusivity period to enable it to complete its due diligence and to enable us to negotiate definitive documentation, as well as obligations for the Company to pay Fund A’s out-of-pocket costs and expenses under certain circumstances. During that period, Fund A and its legal counsel worked to complete its financial and legal due diligence. After concluding that Fund A was not prepared to engage in negotiations of definitive documents, on May 16, 2018, we provided Fund A with notice to terminate the exclusivity period because definitive documents had not been delivered to us within the initial exclusivity term. In subsequent discussions, Fund A informed us that it was no longer interested in pursuing this transaction.”

The seventeenth paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “In June 2018” and the eighteenth paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “In mid-June 2018” are amended and restated in their entirety as follows:

“In June 2018, we also received an unsolicited inquiry from a leading company in the cyber security industry (“Strategic Company A”) regarding its potential acquisition of the Company. We entered into a non-disclosure agreement with Strategic Company A in early July 2018 and then provided Strategic Company A with certain confidential information in response to its due diligence request. The non-disclosure agreement with Strategic Company A did not contain a standstill provision. Follow-up information requests and conversations continued with Strategic Company A on an intermittent basis through September 2018.

In mid-June 2018, the Company was in discussions with a second leading company in the cyber security industry (“Strategic Company B”), who indicated that it might have an interest in acquiring the Company. We entered into a non-disclosure agreement with Strategic Company B in late June 2018. The non-disclosure agreement with Strategic Company B did not contain a standstill provision.”

The twenty-second paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “Upon receipt of the financing proposal” is amended and restated in its entirety as follows:

“Upon receipt of the financing proposal from Fund B and the acquisition proposal from Fund C, in early July 2018, the Board of Directors formed a special committee (the “Initial Special Committee”), consisting of John M. (Jack) Albertine, Thomas G. Amato and Melvin R. Seiler, to review and consider the proposals from Fund B and Fund C. In connection with designating Messrs. Albertine, Amato and Seiler to the Initial Special Committee, the Board of Directors determined that each such person was independent of the Company and any potential rollover stockholders and did not have an interest in the potential transaction that was different from, or in addition to, the interests of the unaffiliated stockholders of the Company. The resolutions authorized the Initial Special Committee, among other things, to retain independent legal counsel and an independent financial advisor, which it did. In connection with the Initial Special Committee’s engagement of a financial advisor to assist the Initial Special Committee in its consideration of a potential transaction with Fund C and certain alternatives thereto, the Initial Special Committee was provided with information regarding the financial advisor’s relationships with the Company and certain potential parties to a potential transaction with the Company, including Fund C. After considering that information, the Initial Special Committee concluded that such relationships would not impair the financial advisor’s ability to provide the Initial Special Committee with objective advice. The Initial Special Committee terminated the engagement of its financial advisor on August 20, 2018. Pursuant to its engagement, the Initial Special Committee’s financial advisor was entitled to receive $100,000 per month until the earlier of the financial advisor’s delivery of an opinion with respect to a transaction involving the sale of all or a majority of the outstanding shares of Company Common Stock or payment of six such monthly fees, of which $500,000 has been paid and $100,000 is still owed by the Company. The financial advisor would also have been entitled to an opinion fee with respect to any opinion it was requested to render to the Committee, as well as a transaction fee payable upon completion of a transaction with Fund B or Fund C and certain alternative transactions, none of which have been paid and against which a portion of the monthly fees paid by the Company would have been creditable.”

The twenty-ninth paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “In late August” and the thirtieth paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “On September 13, 2018” are amended and restated in their entirety as follows:

“In late August, an alternative investment fund (“Fund D”) was identified as a potential investor in the transaction proposed by Fund B. Fund D entered into a non-disclosure agreement with us and began conducting due diligence together with Fund B. The non-disclosure agreement with Fund D did not contain a standstill provision.

On September 13, 2018, Fund B informed us that it was no longer interested in pursuing a transaction. In addition, on September 13, 2018, Fund D informed us that they remained interested in the transaction and identified an alternative investment fund (“Fund E”) as a candidate to participate in the transaction. Fund E entered into a non-disclosure agreement with us in mid-September 2018 and commenced due diligence. The non-disclosure agreement with Fund E contained a standstill provision that prohibited Fund E from making certain proposals to acquire the Company for a term of two years following termination of the non-disclosure agreement, and also prohibited Fund E from requesting a waiver or modification of any provision of the standstill provision. On October 15, 2018, Fund D and Fund E together submitted a preliminary non-binding term sheet subject to customary conditions, including completion by Fund D and Fund E to their satisfaction of financial and legal due diligence. The term sheet provided for a total financing package of up to $34.5 million, consisting of $14.5 million of senior secured term debt with a maturity of June 30, 2019, and up to $20 million of second lien senior secured convertible notes. The proceeds of the term debt would be used to repay the Credit Agreement. The convertible notes would be convertible into shares of Common Stock at an amount per share equal to the trailing 30-day volume weighted average price of our shares of Common Stock on the closing date (or approximately $1.83 per share based on the then-current trading price), include interest at a rate of 9.0% which would be paid in kind, and have a five-year term. The convertible notes would also contain customary provisions for similar instruments including restrictive covenants, “full-ratchet” anti-dilution protection and corporate governance and other requirements.”

The thirty-fourth paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “On September 26, 2018” is amended and restated in its entirety as follows:

“On September 26, 2018, the iSubscribed Investor Group formed WC SACD. On or about September 27, 2018, a representative from WC SACD met with Mr. Stanfield in New York. During the course of this meeting, Mr. Stanfield, after emphasizing he did not have authority to negotiate on behalf of the Company, cautioned WC SACD against delivering an acquisition proposal focused on the Company’s trading history alone, as opposed to the independent value of the Company. Mr. Stanfield also noted his personal view that the Board of Directors would likely not even consider an acquisition proposal under $3.50 to $4.00 per share. This view of Mr. Stanfield’s was based solely on his personal beliefs at the time.”

The forty-eighth paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “Also during the week of October 15, 2018” is amended and restated in its entirety as follows:

“Also during the week of October 15, 2018, WC SACD continued its due diligence review of the Company. The Company established a virtual data room and conducted due diligence sessions at its headquarters in Chantilly, Virginia to facilitate the review. On October 15, 2018, the Special Committee engaged a nationally recognized investment banking firm to act as its financial advisor in connection with the proposed transaction. Several days after entering into such engagement, the Special Committee and such financial advisor agreed to terminate the engagement on October 19, 2018. The termination of this engagement was not as a result, in whole or in part, of any potential conflicts of interest. No fees or expense reimbursement are owed by the Company to this financial advisor in connection with the engagement. This financial advisor has not performed past services for any parties to the Merger Agreement during the past two years.”

The fifty-fifth paragraph under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b)Background of the Offer and the Merger” that begins with the text “On October 29, 2018” is amended and restated in its entirety as follows:

“On October 29, 2018, Bruce M. Lev met in person with Hari Ravichandran, concerning Mr. Lev’s request that LHC and other stockholders that would be party to the Rollover Agreement have the right to designate two directors to the board of directors of WC SACD following the Merger. Mr. Lev and Mr. Ravichandran agreed that the LHC and such other stockholders would have the right to designate (i) one board member which would be Mr. Stanfield for so long as the director designation right exists and he is willing to serve and not subject to a material disability and (ii) LHC and such other stockholders would have the right to appoint a board observer. Mr. Lev had no discussions with representations of WC SACD regarding any post-transaction employment and directorship at this meeting.”

ITEM 8.	ADDITIONAL INFORMATION.

“ITEM 8. ADDITIONAL INFORMATION—(e) Legal Proceedings” of the Schedule 14D-9 is hereby amended in its entirety to read as follows:

“(e) Legal Proceedings.

On December 11, 2018, a putative class action captioned Franchi v. Intersections Inc. et al., C.A. No. 1:18-cv-01957-UNA (the “Action”) was filed in the United States District Court for the District of Delaware against the Company, members of the Company Board, Parent and Purchaser. The complaint alleges that the Schedule 14D-9 omits material information with respect to the proposed transaction, which renders the Schedule 14D-9 false and misleading, and that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act in connection with the Schedule 14D-9. Among other things, the complaint seeks to enjoin defendants from proceeding with the proposed transaction, or in the event defendants consummate the proposed transaction, rescind it and set it aside or award the plaintiff rescissory damages, and award costs, including attorneys’ and experts’ fees.

The defendants believe that the claims asserted in the Action are without merit and no supplemental disclosure is required under applicable law. To the contrary, the defendants specifically deny all allegations in the Action. However, on December 21, 2018, in order to avoid the risk of adverse effect or delay in connection with the transaction and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the defendants entered into an agreement in principle with plaintiff that is expected to be memorialized in a memorandum of understanding (the “MOU”) memorializing the parties’ agreement to settle the Action. Under the terms of the proposed MOU, the plaintiff has agreed to voluntarily dismiss with prejudice the individual claims asserted in the Action, and dismiss without prejudice claims asserted in the Action on behalf of a putative class of the Company’s stockholders, and to undertake all steps, including the preparation and filing of documents, stipulations or other papers deemed necessary to effectuate dismissal of the Action. In connection with the settlement, plaintiff intends to seek an award of attorneys’ fees and reimbursement of expenses.

In connection with the settlement, the defendants also agreed to make certain disclosures related to the Offer and the Merger that are supplemental to the disclosures set forth in the Schedule 14D-9 (the “Supplemental Disclosures”). The Supplemental Disclosures include disclosures that address plaintiff’s allegations and claims that the Schedule 14D-9 was false and misleading and were made solely to avoid the costs and burdens of litigation, and without admitting any liability or wrongdoing. The Supplemental Disclosures contemplated by the proposed MOU are set forth in this Amendment, which should be read in conjunction with the disclosures contained in the Schedule 14D-9, as heretofore amended. Nothing in this Amendment or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment.

The settlement will not affect the Offer Price or Merger Consideration to be paid to the Company’s stockholders in connection with the Offer or the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERSECTIONS INC.

By:	/s/ Ronald L. Barden
	Name:	Ronald L. Barden
	Title:	Chief Financial Officer

December 26, 2018